FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of November 2005

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On November 9, 2005 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Alex Kotzer

Title: President & CEO

Date: November 9, 2005

Exhibit 1

Compugen`s Chairman Presents Two Year Development and Commercialization Plans at Rodman & Renshaw Techvest 7th Annual Healthcare Conference

New York, NY, November 9, 2005 - Speaking at the Rodman & Renshaw Techvest 7th Annual Healthcare Conference, Martin Gerstel, Chairman of Compugen Ltd. (NASDAQ: CGEN) disclosed the Company`s development and commercialization plans and timelines for 2006 and 2007.

Mr. Gerstel stated, "We expect that during the next two years, Compugen and its licensees and partners will be validating and developing products based on the first wave of discoveries from the Company`s initial discovery engines. Our most advanced product area is immunoassay diagnostics where agreements for the development of a series of products have already been signed with three leading diagnostic companies."

"Our activities with respect to nucleic acid diagnostics, which rely on slightly modified versions of our immunoassay discovery engines, are about a year behind our immunoassay activities, and therefore, we expect to begin entering into nucleic acid development and commercialization agreements beginning in the second half of 2006. Although we expect that during the next two years our primary focus in diagnostics will be the development of products based on our current inventory of discoveries, we also intend to continue our discovery activities through the use of our initial discovery engines - targeted primarily at cancer and cardiovascular diseases - and to begin to extend our efforts to other disease areas."

"With respect to our therapeutic protein candidates, the Company expects to reach the stage of seeking partners for development and commercialization during the second half of 2006," Mr. Gerstel said. "In order to achieve this, the on-going and planned in-vitro and in-vivo validation activities for our therapeutic protein pipeline are expected to represent the largest area of expenditure within our R&D budget during this time period."

"In addition, an extremely important objective for us is the selection and demonstration of proof of concept for the next major technology platform to be developed by the Company," continued Mr. Gerstel. "We have begun the analysis of various opportunities based on a number of criteria. These include the requirement that the new platform must address a major bottleneck in drug discovery and development and its development must leverage the core competencies of Compugen. Other important criteria are that we would expect to be able to obtain patent protection for product candidates arising from the new platform and that proof of concept could likely be achieved within 9-12 months. It is our current intention that after proof of concept is successfully achieved, the further development and commercialization of this new platform would be the subject of a major collaboration with a pharma or biotech partner," Mr. Gerstel continued.

"These plans for the next two years are possible only because for almost a decade Compugen has been investing substantial resources in developing a highly talented multidisciplinary R&D team and establishing the required scientific and technical infrastructure for our unique life science discovery capabilities. The key underlying feature of this effort has been the incorporation of mathematics, physics and computer science into molecular biology and related disciplines," Mr. Gerstel explained. "This continuously evolving capability is allowing Compugen to gain deeper understandings of a number of important life science phenomena at the molecular level. More recently, these deeper understandings and the Company`s leading computational biology capabilities have been utilized to create Compugen`s initial discovery engines. These engines in turn are the source of the discoveries now feeding the Company`s rapidly expanding development and licensing activities," Mr. Gerstel continued.

"In September, Alex Kotzer, an executive with extensive managerial experience in biotech, joined the Company as its new President and CEO," stated Mr. Gerstel. "Until Alex had the opportunity to review our plans, we did not think it appropriate to publicly disclose them. However, under Alex`s leadership a strategic assessment has been undertaken during the past two months, and we are now comfortable in informing our shareholders of our plans," Mr. Gerstel concluded.

A replay of the Webcast of the presentation will be available for 90 days at http://wsw.com/webcast/rrshq7/cgen/.  The replay can also be accessed through Compugen`s Website at http://www.cgen.com/news/events.html.

About Compugen

Compugen is a drug and diagnostic discovery company incorporating ideas and methods from mathematics, computer science, and physics into biology, chemistry, and medicine. The Company`s powerful predictive models and discovery engines are both advancing the understanding of important biological phenomena and enabling the discovery of numerous potential therapeutic products and diagnostic markers. The Company has an early stage in-house pipeline consisting of selected therapeutic protein candidates discovered by the Company; additional discoveries have been out-licensed for development under milestone and royalty bearing agreements. Compugen has established a small-molecule drug discovery affiliate - Keddem Bioscience, and an agricultural biotechnology affiliate - Evogene. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as  "may", "expects", "believes", and "intends", and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:

Tsipi Haitovsky

Director, Corporate Communication

Compugen Ltd.

Email: tsipi@cgen.com

Tel: +972-3-7658-120

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